CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
JULY 31, 2024

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Jun 30 2024	Dec 31 2023
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$915	$877
Accounts receivable		3,652	3,189
Inventory		2,483	2,034
Prepaids and other		301	471
Investments	7	—	525
Current portion of other long-term assets	8	79	71
		7,430	7,167
Exploration and evaluation assets	4	2,169	2,208
Property, plant and equipment	5	64,336	64,581
Lease assets	6	1,458	1,458
Other long-term assets	8	551	541
		$75,944	$75,955
LIABILITIES
Current liabilities
Accounts payable		$1,852	$1,418
Accrued liabilities		4,165	3,534
Current income taxes payable		58	—
Current portion of long-term debt	9	820	980
Current portion of other long-term liabilities	10	1,549	1,503
		8,444	7,435
Long-term debt	9	9,329	9,819
Other long-term liabilities	10	8,505	8,686
Deferred income taxes		10,197	10,183
		36,475	36,123
SHAREHOLDERS' EQUITY
Share capital	12	11,080	10,712
Retained earnings		28,167	28,948
Accumulated other comprehensive income	13	222	172
		39,469	39,832
		$75,944	$75,955
Commitments and contingencies (note 17)

Approved by the Board of Directors on July 31, 2024.

Canadian Natural Resources Limited	1	Three and six months ended June 30, 2024

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of Canadian dollars, except per common share amounts, unaudited)		Three Months Ended		Six Months Ended
	Note	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Product sales	18	$10,622	$8,846	$20,044	$18,394
Less: royalties		(1,571)	(956)	(2,749)	(1,874)
Revenue		9,051	7,890	17,295	16,520
Expenses
Production		1,979	2,211	4,136	4,375
Transportation, blending and feedstock		2,655	2,330	4,939	4,664
Depletion, depreciation and amortization	4,5,6	1,649	1,397	3,182	2,815
Administration		124	119	250	225
Share-based compensation	10	(13)	70	281	136
Asset retirement obligation accretion	10	97	91	194	183
Interest and other financing expense		158	178	296	332
Risk management loss (gain)	16	18	(31)	56	(10)
Foreign exchange loss (gain)		103	(202)	353	(216)
Loss (gain) from investments	7	25	(45)	(56)	(44)
		6,795	6,118	13,631	12,460
Earnings before taxes		2,256	1,772	3,664	4,060
Current income tax expense	11	520	313	921	772
Deferred income tax expense (recovery)	11	21	(4)	41	26
Net earnings		$1,715	$1,463	$2,702	$3,262
Net earnings per common share (1)
Basic	15	$0.80	$0.67	$1.26	$1.49
Diluted	15	$0.80	$0.66	$1.25	$1.47
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2024

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Net earnings	$1,715	$1,463	$2,702	$3,262
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2023 – $nil) – three months ended; $nil (2023 – $nil) – six months ended	—	1	—	1
Reclassification to net earnings, net of taxes of $nil (2023 – $nil) – three months ended; $nil (2023 – $nil) – six months ended	—	(1)	(1)	(2)
	—	—	(1)	(1)
Foreign currency translation adjustment
Translation of net investment	17	(30)	51	(31)
Other comprehensive income (loss), net of taxes	17	(30)	50	(32)
Comprehensive income	$1,732	$1,433	$2,752	$3,230

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2024

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2024	Jun 30 2023
Share capital	12
Balance – beginning of period		$10,712	$10,294
Issued upon exercise of stock options		227	190
Previously recognized liability on stock options exercised for common shares		285	196
Purchase of common shares under Normal Course Issuer Bid		(144)	(146)
Balance – end of period		11,080	10,534
Retained earnings
Balance – beginning of period		28,948	27,672
Net earnings		2,702	3,262
Dividends on common shares	12	(2,242)	(1,972)
Purchase of common shares under Normal Course Issuer Bid, including tax	12	(1,241)	(1,029)
Balance – end of period		28,167	27,933
Accumulated other comprehensive income	13
Balance – beginning of period		172	209
Other comprehensive income (loss), net of taxes		50	(32)
Balance – end of period		222	177
Shareholders' equity		$39,469	$38,644

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2024

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Operating activities
Net earnings		$1,715	$1,463	$2,702	$3,262
Non-cash items
Depletion, depreciation and amortization	4,5,6	1,649	1,397	3,182	2,815
Share-based compensation		(13)	70	281	136
Asset retirement obligation accretion		97	91	194	183
Unrealized risk management (gain) loss		—	(4)	13	16
Unrealized foreign exchange (gain) loss		(15)	(231)	254	(234)
Loss (gain) from investments	7	25	(40)	(50)	(33)
Deferred income tax expense (recovery)		21	(4)	41	26
Realized foreign exchange loss on repayment of US dollar debt securities		135	—	135	—
Abandonment expenditures	10	(129)	(100)	(291)	(237)
Other		84	86	(9)	(3)
Net change in non-cash working capital		515	17	500	(1,891)
Cash flows from operating activities		4,084	2,745	6,952	4,040
Financing activities
Issue of bank credit facilities and commercial paper, net	9	—	345	—	933
Repayment of medium-term notes	9	(320)	—	(320)	(11)
Repayment of US dollar debt securities	9	(688)	—	(688)	—
Payment of lease liabilities	6	(78)	(68)	(157)	(135)
Issue of common shares on exercise of stock options	12	52	47	227	190
Dividends on common shares		(1,125)	(989)	(2,201)	(1,927)
Purchase of common shares under Normal Course Issuer Bid	12	(762)	(490)	(1,368)	(1,175)
Cash flows used in financing activities		(2,921)	(1,155)	(4,507)	(2,125)
Investing activities
Net proceeds (expenditures) on exploration and evaluation assets	4,18	4	(7)	(65)	(35)
Net expenditures on property, plant and equipment	5,18	(1,625)	(1,562)	(2,669)	(2,791)
Net proceeds from investment	7	575	—	575	—
Net change in non-cash working capital		31	9	(248)	113
Cash flows used in investing activities		(1,015)	(1,560)	(2,407)	(2,713)
Increase (decrease) in cash and cash equivalents		148	30	38	(798)
Cash and cash equivalents – beginning of period		767	92	877	920
Cash and cash equivalents – end of period		$915	$122	$915	$122
Interest paid on long-term debt, net		$126	$135	$307	$303
Income taxes paid, net		$437	$651	$635	$2,207

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2023, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2023.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions, and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
Common Share Split and Comparative Figures
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.
2. CHANGE IN ACCOUNTING POLICIES
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. In October 2022, the IASB issued further amendments to specify that the classification of debt as current or non-current at the reporting date is not affected by covenants to be complied with after the reporting date. The amendments were adopted on January 1, 2024 and had no impact on the Company's interim consolidated financial statements.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2024

3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In April 2024, the IASB issued IFRS 18 "Presentation and Disclosure in Financial Statements", which provides presentation and disclosure requirements for the primary financial statements and related notes, replacing IAS 1 “Presentation of Financial Statements". IFRS 18 introduces defined categories for income and expenses and requires disclosure of new defined subtotals, including operating profit. The new standard also requires additional notes for management performance measures and disclosure of certain expenses by nature. There are some associated changes to the statement of cash flows, including the starting point for the calculation of cash flows from operating activities and the categorization of interest and dividends. IFRS 18 is effective January 1, 2027, with early adoption permitted. The new standard is required to be adopted retrospectively. The Company is assessing the impact of IFRS 18 on the Company’s consolidated financial statements.
In May 2024, the IASB issued amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures" to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments also clarify the requirements for assessing whether a financial asset meets the solely payments of principal and interest criterion, and adds disclosure requirements for financial instruments with certain contingent features and for equity investments designated at fair value through other comprehensive income. The amendments are effective January 1, 2026, with early adoption permitted. The amendments are required to be adopted retrospectively by adjusting the opening balance of financial assets, financial liabilities and retained earnings at the date of adoption. The Company is assessing the impact of the amendments on the Company’s consolidated financial statements.
4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2023	$2,031	$—	$100	$77	$2,208
Additions, net	68	—	(3)	—	65
Transfers to property, plant and equipment	(42)	—	—	—	(42)
Derecognitions and other (1)	—	—	(62)	—	(62)
At June 30, 2024	$2,057	$—	$35	$77	$2,169
(1)In connection with the Company’s notice of withdrawal from Block 11B/12B in South Africa in the second quarter of 2024, the Company derecognized $62 million of exploration and evaluation assets through depletion, depreciation and amortization expense.

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2024

5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2023	$83,483	$8,606	$4,409	$49,375	$484	$566	$146,923
Additions	1,445	7	81	1,117	7	20	2,677
Transfers from exploration & evaluation assets	42	—	—	—	—	—	42
Derecognitions (1)	(309)	—	—	(341)	—	—	(650)
Foreign exchange adjustments and other	—	315	162	—	—	—	477
At June 30, 2024	$84,661	$8,928	$4,652	$50,151	$491	$586	$149,469
Accumulated depletion and depreciation
At December 31, 2023	$58,840	$8,382	$3,358	$11,105	$213	$444	$82,342
Expense	1,852	29	71	992	8	13	2,965
Derecognitions (1)	(309)	—	—	(341)	—	—	(650)
Foreign exchange adjustments and other	—	307	158	11	—	—	476
At June 30, 2024	$60,383	$8,718	$3,587	$11,767	$221	$457	$85,133
Net book value
At June 30, 2024	$24,278	$210	$1,065	$38,384	$270	$129	$64,336
At December 31, 2023	$24,643	$224	$1,051	$38,270	$271	$122	$64,581
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.
6. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2023	$840	$482	$71	$65	$1,458
Additions	5	62	31	53	151
Depreciation	(49)	(71)	(25)	(10)	(155)
Foreign exchange adjustments and other	2	2	2	(2)	4
At June 30, 2024	$798	$475	$79	$106	$1,458
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at June 30, 2024 were as follows:

	Jun 30 2024	Dec 31 2023
Lease liabilities	$1,548	$1,555
Less: current portion	276	298
	$1,272	$1,257

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2024

Total cash outflows for leases for the three months ended June 30, 2024, including payments related to short-term leases not reported as lease assets, were $319 million (three months ended June 30, 2023 – $341 million; six months ended June 30, 2024 – $655 million; six months ended June 30, 2023 – $678 million). Interest expense on leases for the three months ended June 30, 2024 was $18 million (three months ended June 30, 2023 – $16 million; six months ended June 30, 2024 – $35 million; six months ended June 30, 2023 – $32 million).
7. INVESTMENTS

	Jun 30 2024	Dec 31 2023
Investment in PrairieSky Royalty Ltd.	$—	$525
The loss (gain) from investment was comprised as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Loss (gain) from investment	$25	$(40)	$(50)	$(33)
Dividend income	—	(5)	(6)	(11)
	$25	$(45)	$(56)	$(44)
During the second quarter of 2024, the Company sold its 22.6 million common share investment in PrairieSky Royalty Ltd. for $25.65 per common share with net proceeds, after fees and expenses, of $575 million.
8. OTHER LONG-TERM ASSETS

	Jun 30 2024	Dec 31 2023
Long-term prepayments, contracts and other (1)	$315	$279
Prepaid cost of service tolls	166	179
Long-term inventory	142	141
Risk management (note 16)	7	13
	630	612
Less: current portion	79	71
	$551	$541
(1)Includes physical product sales contracts, accrued interest on the deferred PRT recovery, and the unamortized portion of the Company's share bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day of bitumen feedstock for the Company (25% toll payer) and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 17). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 18).
During the second quarter of 2024, NWRP issued $700 million of 4.85% series P bonds due June 1, 2034 and $600 million of 5.08% series Q bonds due June 1, 2054. Additionally, NWRP extended its revolving credit facility originally maturing June 2025 to June 2027, and reduced the capacity from $2,175 million to $1,900 million. NWRP also repaid $440 million on its non-revolving credit facility maturing June 2025, reducing the amount outstanding to $500 million.
The carrying value of the Company's interest in NWRP is $nil, and as at June 30, 2024, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $516 million (December 31, 2023 – $555 million). For the three months ended June 30, 2024, the Company's recovery of its share of unrecognized equity losses was $35 million (six months ended June 30, 2024 – recovery of unrecognized equity losses of $39 million; three months ended June 30, 2023 – unrecognized equity loss of $1 million; six months ended June 30, 2023 – unrecognized equity loss of $17 million).

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2024

9. LONG-TERM DEBT

	Jun 30 2024	Dec 31 2023
Canadian dollar denominated debt, unsecured
Medium-term notes	$966	$1,286

US dollar denominated debt, unsecured
US dollar debt securities (June 30, 2024 – US$6,750 million; December 31, 2023 – US$7,250 million)	9,238	9,573
Long-term debt before transaction costs and original issue discounts, net	10,204	10,859
Less: original issue discounts, net (1)	10	11
transaction costs (1) (2)	45	49
	10,149	10,799
Less: current portion of long-term debt (1) (2)	820	980
	$9,329	$9,819
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at June 30, 2024, the Company had undrawn revolving bank credit facilities of $5,450 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing February 2025;
▪a $2,425 million revolving syndicated credit facility, maturing June 2025; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2027.
Borrowings under the Company's revolving credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
The Company's weighted average interest rate on total long-term debt outstanding for the six months ended June 30, 2024 was 4.9% (June 30, 2023 – 4.7%).
As at June 30, 2024, letters of credit and guarantees aggregating to $703 million were outstanding (December 31, 2023 – $446 million).
Medium-Term Notes
During the second quarter of 2024, the Company repaid $320 million of 3.55% medium-term notes.
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the second quarter of 2024, the Company repaid US$500 million of 3.80% US dollar debt securities.
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2024

10. OTHER LONG-TERM LIABILITIES

	Jun 30 2024	Dec 31 2023
Asset retirement obligations	$7,658	$7,690
Lease liabilities (note 6)	1,548	1,555
Share-based compensation	698	780
Transportation and processing contracts	69	87
Risk management (note 16)	9	4
Other	72	73
	10,054	10,189
Less: current portion	1,549	1,503
	$8,505	$8,686
Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.2% (December 31, 2023 – 5.2%) and inflation rates of up to 2% (December 31, 2023 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Jun 30 2024	Dec 31 2023
Balance – beginning of period	$7,690	$6,908
Liabilities incurred	12	25
Liabilities disposed, net	(4)	—
Liabilities settled	(291)	(509)
Asset retirement obligation accretion	194	366
Revision of cost, inflation and timing estimates (1)	—	621
Change in discount rates	—	314
Foreign exchange adjustments	57	(35)
Balance – end of period	7,658	7,690
Less: current portion	702	634
	$6,956	$7,056
(1)Includes normal course revisions of cost, inflation and timing estimates, as well as revisions related to cost estimate increases in 2023 on future abandonment of the Ninian field assets in the North Sea.
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, and by individual employee performance and the extent to which certain other performance measures are met.

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2024

The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Jun 30 2024	Dec 31 2023
Balance – beginning of period	$780	$832
Share-based compensation expense	281	491
Cash payment for stock options surrendered and PSUs vested	(81)	(110)
Transferred to common shares	(285)	(435)
Other	3	2
Balance – end of period	698	780
Less: current portion	539	538
	$159	$242
11. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Six Months Ended
Expense (recovery)	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Current corporate income tax – North America (1)	$548	$299	$960	$779
Current corporate income tax – North Sea	(13)	(4)	(18)	2
Current corporate income tax – Offshore Africa	5	20	10	30
Current PRT (2) – North Sea	(6)	(5)	(20)	(45)
Other taxes	(14)	3	(11)	6
Current income tax	520	313	921	772
Deferred corporate income tax	14	(15)	28	8
Deferred PRT (2) – North Sea	7	11	13	18
Deferred income tax	21	(4)	41	26
Income tax	$541	$309	$962	$798
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
12. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Six Months Ended Jun 30, 2024
Issued Common Shares(1)	Number of shares (thousands)	Amount
Balance – beginning of period	2,144,815	$10,712
Issued upon exercise of stock options	10,924	227
Previously recognized liability on stock options exercised for common shares	—	285
Purchase of common shares under Normal Course Issuer Bid	(28,100)	(144)
Balance – end of period	2,127,639	$11,080
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2024

Dividends(1)
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share, beginning with the dividend paid on April 5, 2024.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $0.50 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.45 per common share.
Normal Course Issuer Bid(1)
On March 8, 2024, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange, up to 180,462,858 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2024 and ending March 12, 2025.
For the six months ended June 30, 2024, the Company purchased 28,100,000 common shares at a weighted average price of $48.68 per common share for a total cost, including tax, of $1,385 million. Retained earnings were reduced by $1,241 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2024, up to and including July 30, 2024, the Company purchased 5,500,000 common shares at a weighted average price of $48.80 per common share for a total cost, including tax, of $273 million.
Share-Based Compensation – Stock Options(1)
The following table summarizes information relating to stock options outstanding as at June 30, 2024:

	Six Months Ended Jun 30, 2024
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	52,410	$26.80
Granted	14,241	$44.59
Exercised for common shares	(10,924)	$20.75
Surrendered for cash settlement	(294)	$22.16
Forfeited	(2,582)	$28.27
Outstanding – end of period	52,851	$32.80
Exercisable – end of period	7,539	$23.85
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
13. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Jun 30 2024	Jun 30 2023
Derivative financial instruments designated as cash flow hedges	$71	$74
Foreign currency translation adjustment	151	103
	$222	$177
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2024

14. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. As at June 30, 2024, the ratio was below the target range at 19.0%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Jun 30 2024	Dec 31 2023
Long-term debt	$10,149	$10,799
Less: cash and cash equivalents	915	877
Long-term debt, net	$9,234	$9,922
Total shareholders' equity	$39,469	$39,832
Debt to book capitalization	19.0%	19.9%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at June 30, 2024, the Company was in compliance with this covenant.
15. NET EARNINGS PER COMMON SHARE(1)

		Three Months Ended		Six Months Ended
		Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Weighted average common shares outstanding – basic (thousands of shares)		2,133,374	2,190,136	2,137,730	2,195,501
Effect of dilutive stock options (thousands of shares)		16,089	21,028	16,647	22,076
Weighted average common shares outstanding – diluted (thousands of shares)		2,149,463	2,211,164	2,154,377	2,217,577
Net earnings		$1,715	$1,463	$2,702	$3,262
Net earnings per common share	– basic	$0.80	$0.67	$1.26	$1.49
	– diluted	$0.80	$0.66	$1.25	$1.47
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2024

16. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, investments, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of investments and risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Investments are classified as financial assets at fair value through profit or loss. Risk management assets and liabilities are classified as derivatives held for trading or as cash flow hedges.
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Jun 30 2024	Dec 31 2023
Balance – beginning of period	$9	$6
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1) (2)	(11)	3
Foreign exchange	—	—
Balance – end of period	(2)	9
Less: current portion	(4)	8
	$2	$1
(1)Risk management assets and liabilities are disclosed in note 8 and note 10, respectively.
(2)In the fourth quarter of 2023, the Company entered into 50,000 MMBtu/d of US$1.82 AECO fixed price financial contracts for the period of January to December 2024.
Net loss (gain) from risk management activities was as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Net realized risk management loss (gain)	$18	$(27)	$43	$(26)
Net unrealized risk management (gain) loss	—	(4)	13	16
	$18	$(31)	$56	$(10)
The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Jun 30, 2024
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$10,149	$9,991
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2024

Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 4 and 19 of the Company's audited consolidated financial statements for the year ended December 31, 2023.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. At June 30, 2024, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries.
As at June 30, 2024, the Company had US$1,509 million of foreign currency forward contracts outstanding (December 31, 2023 – US$1,003 million), with original terms of up to 90 days, all of which were designated as derivatives held for trading.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at June 30, 2024, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2024

As at June 30, 2024, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,852	$—	$—	$—
Accrued liabilities	$4,165	$—	$—	$—
Long-term debt (1)	$820	$821	$2,377	$6,186
Other long-term liabilities (2)	$285	$209	$412	$651
Interest and other financing expense (3)	$565	$509	$1,268	$3,310
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $276 million; one to less than two years, $209 million; two to less than five years, $412 million; and thereafter, $651 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at June 30, 2024.
17. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at June 30, 2024:

	Remaining 2024	2025	2026	2027	2028	Thereafter
Product transportation and processing (1)	$890	$1,736	$1,585	$1,503	$1,386	$14,017
North West Redwater Partnership service toll (2)	$74	$148	$130	$115	$119	$4,729
Offshore vessels and equipment	$20	$35	$—	$—	$—	$—
Field equipment and power	$27	$25	$23	$22	$22	$193
Other	$75	$111	$111	$22	$23	$285
(1)The Company's commitment for the 20-year product transportation agreement on the Trans Mountain Expansion pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,685 million of interest payable over the 40-year tolling period, ending in 2058 (note 8).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2024

18. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Segmented product sales
Crude oil and NGLs	5,269	4,040	9,553	7,789	133	194	272	194	82	171	164	263	5,484	4,405	9,989	8,246
Natural gas	292	465	777	1,272	2	1	3	4	10	13	23	25	304	479	803	1,301
Other income and revenue (1)	(5)	(7)	(7)	4	—	—	4	—	1	5	1	7	(4)	(2)	(2)	11
Total segmented product sales	5,556	4,498	10,323	9,065	135	195	279	198	93	189	188	295	5,784	4,882	10,790	9,558
Less: royalties	(841)	(504)	(1,424)	(995)	(1)	(1)	(1)	(1)	(4)	(18)	(9)	(28)	(846)	(523)	(1,434)	(1,024)
Segmented revenue	4,715	3,994	8,899	8,070	134	194	278	197	89	171	179	267	4,938	4,359	9,356	8,534
Segmented expenses
Production	804	918	1,713	1,920	112	149	218	152	19	37	40	64	935	1,104	1,971	2,136
Transportation, blending and feedstock	1,707	1,408	3,266	2,954	5	5	6	5	—	—	—	—	1,712	1,413	3,272	2,959
Depletion, depreciation and amortization	956	871	1,897	1,761	24	15	41	16	108	65	155	100	1,088	951	2,093	1,877
Asset retirement obligation accretion	57	58	115	117	16	12	32	23	2	2	4	4	75	72	151	144
Risk management loss (gain) (commodity derivatives)	3	(3)	6	17	—	—	—	—	—	—	—	—	3	(3)	6	17
Total segmented expenses	3,527	3,252	6,997	6,769	157	181	297	196	129	104	199	168	3,813	3,537	7,493	7,133
Segmented earnings (loss)	1,188	742	1,902	1,301	(23)	13	(19)	1	(40)	67	(20)	99	1,125	822	1,863	1,401
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management loss (gain) (other)
Foreign exchange loss (gain)
Loss (gain) from investments
Total non-segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	18	Three and six months ended June 30, 2024

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Segmented product sales
Crude oil and NGLs (2)	4,525	3,546	8,693	8,028	21	15	41	36	54	149	37	217	10,084	8,115	18,760	16,527
Natural gas	—	—	—	—	—	—	—	—	27	43	57	72	331	522	860	1,373
Other income and revenue (1)	(4)	8	(3)	27	215	203	429	453	—	—	—	3	207	209	424	494
Total segmented product sales	4,521	3,554	8,690	8,055	236	218	470	489	81	192	94	292	10,622	8,846	20,044	18,394
Less: royalties	(725)	(433)	(1,315)	(850)	—	—	—	—	—	—	—	—	(1,571)	(956)	(2,749)	(1,874)
Segmented revenue	3,796	3,121	7,375	7,205	236	218	470	489	81	192	94	292	9,051	7,890	17,295	16,520
Segmented expenses
Production	941	997	1,967	2,039	88	91	167	169	15	19	31	31	1,979	2,211	4,136	4,375
Transportation, blending and feedstock (2)	682	582	1,250	1,132	194	162	352	315	67	173	65	258	2,655	2,330	4,939	4,664
Depletion, depreciation and amortization	557	442	1,081	930	4	4	8	8	—	—	—	—	1,649	1,397	3,182	2,815
Asset retirement obligation accretion	22	19	43	39	—	—	—	—	—	—	—	—	97	91	194	183
Risk management loss (gain) (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	3	(3)	6	17
Total segmented expenses	2,202	2,040	4,341	4,140	286	257	527	492	82	192	96	289	6,383	6,026	12,457	12,054
Segmented earnings (loss)	1,594	1,081	3,034	3,065	(50)	(39)	(57)	(3)	(1)	—	(2)	3	2,668	1,864	4,838	4,466
Non-segmented expenses
Administration													124	119	250	225
Share-based compensation													(13)	70	281	136
Interest and other financing expense													158	178	296	332
Risk management loss (gain) (other)													15	(28)	50	(27)
Foreign exchange loss (gain)													103	(202)	353	(216)
Loss (gain) from investments													25	(45)	(56)	(44)
Total non-segmented expenses													412	92	1,174	406
Earnings before taxes													2,256	1,772	3,664	4,060
Current income tax													520	313	921	772
Deferred income tax													21	(4)	41	26
Net earnings													1,715	1,463	2,702	3,262
(1)Includes the sale of diesel and other refined products in the Midstream and Refining segment, and other income.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	19	Three and six months ended June 30, 2024

Capital Expenditures(1)

	Six Months Ended
	Jun 30, 2024			Jun 30, 2023
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$68	$(42)	$26	$34	$(26)	$8
Offshore Africa	(3)	(62)	(65)	1	—	1
	65	(104)	(39)	35	(26)	9
Property, plant and equipment
Exploration and Production
North America	1,437	(259)	1,178	1,628	(268)	1,360
North Sea	7	—	7	8	—	8
Offshore Africa	81	—	81	79	—	79
	1,525	(259)	1,266	1,715	(268)	1,447
Oil Sands Mining and Upgrading	1,117	(341)	776	1,055	(185)	870
Midstream and Refining	7	—	7	5	—	5
Head Office	20	—	20	16	—	16
	2,669	(600)	2,069	2,791	(453)	2,338
	$2,734	$(704)	$2,030	$2,826	$(479)	$2,347
(1)This table provides a reconciliation of capitalized costs, reported in note 4 and note 5, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.

Segmented Assets

	Jun 30 2024	Dec 31 2023
Exploration and Production
North America	$30,437	$30,058
North Sea	476	602
Offshore Africa	1,277	1,380
Other	51	32
Oil Sands Mining and Upgrading	42,561	42,865
Midstream and Refining	929	856
Head Office	213	162
	$75,944	$75,955

Canadian Natural Resources Limited	20	Three and six months ended June 30, 2024

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2023. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2024:
Interest coverage (times)
Net earnings (1)	17.3x
Adjusted funds flow (2)	30.8x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	21	Three and six months ended June 30, 2024